UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EVERYWARE GLOBAL, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

300439106

(CUSIP Number)

Daniel Collin

Monomoy Capital Partners, L.P.

142 West 57th Street, 17th Floor

New York, New York 10019

(212) 699-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,208,404
	8	Shared voting power —
	9	Sole dispositive power 8,208,404
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 8,208,404
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.2%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 255,182
	8	Shared voting power —
	9	Sole dispositive power 255,182
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 255,182
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.2%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Executive Co-Investment Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 42,496
	8	Shared voting power —
	9	Sole dispositive power 42,496
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 42,496
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,659,288
	8	Shared voting power —
	9	Sole dispositive power 4,659,288
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 4,659,288
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 147,570
	8	Shared voting power —
	9	Sole dispositive power 147,570
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 147,570
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 8,506,082
	9	Sole dispositive power —
	10	Shared dispositive power 8,506,082
11	Aggregate amount beneficially owned by each reporting person 8,506,082
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.6%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 4,806,858
	9	Sole dispositive power —
	10	Shared dispositive power 4,806,858
11	Aggregate amount beneficially owned by each reporting person 4,806,858
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.8%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Ultimate GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 13,312,940
	9	Sole dispositive power —
	10	Shared dispositive power 13,312,940
11	Aggregate amount beneficially owned by each reporting person 13,312,940
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 60.4%
14	Type of reporting person (see instructions) OO

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2013, (the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On September 12, 2013, Monomoy Capital Partners, L.P., MCP Supplemental Fund, L.P., Monomoy Executive Co-Investment Fund, L.P., Monomoy Capital Partners II, L.P., and MCP Supplemental Fund II, L.P. (collectively, the “Monomoy Funds”) announced their intention to sell shares of Common Stock of the Company held by them to Oppenheimer & Co. Inc. On September 13, 2013, the Monomoy Funds signed the Underwriting Agreement attached hereto as Exhibit 1.1 and agreed to sell an aggregate of 1,699,773 shares (1,954,740 if the underwriter’s overallotment option is exercised in full) of Common Stock to Oppenheimer & Co. Inc. pursuant to the terms of the Underwriting Agreement. In connection with such offering, the Monomoy Funds granted the underwriters an option to purchase up to an additional 254,967 shares to cover over allotments for up to 30 days. A shelf registration statement relating to the foregoing has previously been filed with, and declared effective by the Commission. The Monomoy Funds have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for the 90-day period following the date of the prospectus supplement relating to the offering. All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 22,045,373 shares of Common Stock outstanding as of the date hereof, as provided by the Company.

In connection with the proposed sale, the Audit Committee of the Board of Directors of the Company approved a release from the Lock-Up Agreement but only to the extent of the shares sold pursuant to the Underwriting Agreement.

2,152,872 in aggregate of the Earnout Shares held by the Monomoy Funds have vested and are no longer forfeitable as a result of the share price meeting the required targets.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The information in Item 4 above is hereby incorporated by reference in this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of May 30, 2013 (as previously filed with this Statement).

Exhibit 2	Business Combination Agreement and Plan of Merger, dated as of January 31, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 31, 2013).

Exhibit 3	Amendment No. 1 to Business Combination Agreement and Plan of Merger, dated as of May 8, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 9, 2013).

Exhibit 4	Registration Rights Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, the Issuer and certain other stockholders of the Issuer (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 5	Lockup Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 6	Governance Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, Clinton Magnolia Master Fund, Ltd. and the Company (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 7	Letter Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on May 28, 2013)

Exhibit 8	Third Amended and Restated Certificate of Incorporation of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 9	Amended and Restated Bylaws of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 10	Powers of Attorney for the Reporting Persons, dated May 15, 2013 (previously filed in connection with the Reporting Persons’ Form 3 dated May 23, 2013).

Exhibit 11	Underwriting Agreement, dated September 13, 2013, by and among the Company, Oppenheimer & Co. Inc., as representative of the several underwriters, the Monomoy Funds and Daniel Collin, as attorney-in-fact for the other shareholders party thereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2013

MONOMOY CAPITAL PARTNERS, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY EXECUTIVE CO-INVESTMENT FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY CAPITAL PARTNERS II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY ULTIMATE GP, LLC

By:	/s/ Andrea Cipriani, under power of attorney